Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS SECOND QUARTER 2022 RESULTS
•Rogers commits to executing the necessary changes and investments needed to ensure leading network reliability and resilience Canadians deserve
•Network capital investments remain prioritized within capital expenditure guidance
•Customer credits estimated at $150 million to be included in third quarter operating results
•Solid operational and financial performance by Rogers' teams across all business units help drive expanded year-over-year growth
•Wireless service revenue and adjusted EBITDA growth of 11%
•Postpaid mobile phone net adds of 122,000, up 62,000 from last year; Q2 postpaid mobile phone churn of 0.68% improved by 8 basis points
•Mobile phone ARPU1 of $58.83 up 6%
•Cable revenue up 3% and adjusted EBITDA up 6%
•Retail Internet net adds of 26,000, up 12,000; Video net adds of 21,000, up 25,000
•Media revenue growth of 21% reflects continued recovery of sports operations; business returns to profitability
•Rogers, Shaw, and Quebecor remain committed to the proposed transactions; Rogers and Shaw extend outside date to December 31, 2022
•Company affirms 2022 guidance ranges for total service revenue growth of 6% to 8%, adjusted EBITDA growth of 8% to 10%, capital expenditures of $2.8 to $3.0 billion, and free cash flow excluding Shaw financing1 of $1.9 to $2.1 billion

TORONTO (July 27, 2022) - Rogers Communications Inc. today announced its unaudited financial and operating results for the second quarter ended June 30, 2022.

Consolidated Financial Highlights

	Three months ended June 30			Six months ended June 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2022	2021	% Chg	2022	2021	% Chg

Total revenue	3,868	3,582	8	7,487	7,070	6
Total service revenue	3,443	3,131	10	6,639	6,152	8
Adjusted EBITDA [1]	1,592	1,374	16	3,131	2,765	13
Net income	409	302	35	801	663	21
Adjusted net income [1]	463	387	20	925	781	18

Diluted earnings per share	$0.76	$0.60	27	$1.57	$1.31	20
Adjusted diluted earnings per share [1]	$0.86	$0.76	13	$1.81	$1.54	18

Cash provided by operating activities	1,319	1,016	30	2,132	1,695	26
Free cash flow [1]	344	302	14	859	696	23
Free cash flow excluding Shaw financing	451	302	49	994	696	43

"Our performance in Q2 reflects the incredible hard work by our Wireless, Cable, and Media teams as we continue to recover from the impacts of the pandemic," said Tony Staffieri, President and CEO. "In the coming quarters, we will continue to focus on delivering additional improvements as we build on these results, while also working hard to regain the trust of our customers following our recent network outage."

1 Mobile phone ARPU is a supplementary financial measure. Adjusted EBITDA is a total of segments measure. Free cash flow is a capital management measure. Adjusted diluted earnings per share is a non-GAAP ratio. Free cash flow excluding Shaw financing and adjusted net income are non-GAAP financial measures; adjusted net income is a component of adjusted diluted earnings per share. See "Non-GAAP and Other Financial Measures" in our Q2 2022 Management's Discussion and Analysis (MD&A), available at www.sedar.com, and this earnings release for more information about each of these measures. These are not standardized financial measures under International Financial Reporting Standards (IFRS) and might not be comparable to similar financial measures disclosed by other companies.

Rogers Communications Inc.	1	Second Quarter 2022

"Our Q2 results also lay a solid foundation for both Rogers and Shaw as we look forward to closing the transaction following regulatory approval. Rogers, Shaw, and Quebecor have put together a remedy that will create a strong and sustainable fourth carrier with proven operations that reach more than 87% of the Canadian population. Rogers, Shaw, and Quebecor are committed to seeing the transaction through to completion and delivering its long-term benefits to Canadian consumers, businesses, and the economy."

Operating Environment and Strategic Highlights

As immigration levels increase and COVID-19 restrictions have increasingly been relaxed or removed, including travel and capacity restrictions, masking mandates, testing requirements, and vaccine mandates, the Canadian economy recovered modestly. Travel volumes have increased due to fewer international travel restrictions, resulting in higher roaming revenue. Sporting events have been permitted to fill to venue capacity, resulting in greater attendance and game day revenue as we welcomed fans back to Rogers Centre. Additionally, our employees returned to our offices in a hybrid model this quarter.

While the general recovery is encouraging, COVID-19 remains a risk and we will continue to stay focused on keeping our employees safe and our customers connected. Additionally, as a result of increasing inflation and the Bank of Canada's strategy for combating that increase, certain economists are forecasting Canada may enter a moderate recession within the next six to twelve months. We remain confident we have the right team, a strong balance sheet, and the world-class networks that will allow us to maintain our long-term focus on growth and doing the right thing for our customers.

On July 8, 2022, a network outage occurred across both wireless and wireline services following a maintenance update in our core network that caused some of our routers to malfunction. We disconnected the specific equipment and redirected traffic, which allowed our network and services to come back online over time as we managed traffic volumes returning to normal levels. We will strengthen the resilience of our network and continue to make significant investments in our networks to strengthen our technology systems, increase network stability for our customers, and enhance our testing. As a result of the outage, and our promise to customers that we would proactively provide five days of credits on their services, we estimate we will refund approximately $150 million. The amount ultimately refunded will be recognized in our third quarter 2022 financial results. No amount has been recognized in these second quarter 2022 financial results related to the outage.

Our four focus areas guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are some highlights for the quarter.

Successfully complete the Shaw acquisition and integration
•Introduced the Advisory Council that will oversee the National Centre of Technology and Engineering Excellence in Calgary (THINKLab), which is expected to create 500 jobs following the close of the acquisition of Shaw Communications Inc. (Shaw) (Transaction).

Invest in our networks to deliver world-class connectivity to Canadian consumers and businesses
•Announced successful trials of download and upload speeds of up to 8 gigabits per second (Gbps) on our fibre-powered network, more than doubling the fastest published Internet speeds of any major provider in Canada.
•Announced we were the first service provider in Canada to deploy 3500 MHz spectrum to increase 5G network capacity, boost speeds, and deliver ultra-low latency services. We deployed the spectrum in Nanaimo, British Columbia and will continue its deployment across Canada, including in Calgary, Edmonton, Montreal, Ottawa, Toronto, Vancouver, and multiple rural areas.
•Announced two more cellular towers to support the wireless service expansion project along Highway 16 (the Highway of Tears) in British Columbia.

Invest in our customer experience to deliver timely, high-quality customer service consistently to our customers
•Introduced new fibre-powered Ignite Internet™ packages and bundles, with symmetrical download and upload speeds of up to 2.5 Gbps, with existing Ignite Internet Gigabit 1.5 customers upgraded at no extra cost.
•Partnered with content providers to expand our content lineup on Ignite TV™ and Ignite™ SmartStream™, including XUMO and Play.Works.
•Reached 22 million Canadians during the 2022 Stanley Cup Playoffs on Sportsnet™, with an average audience of 1.2 million per game. SN NOW™ saw 92% growth in average minutes per stream over last year and was up 64% in total unique visitors compared to 2021.
•Donated chatr SIM cards and one-month prepaid plans to help provide immediate emergency connectivity to Ukrainians arriving at various Canadian airports.

Rogers Communications Inc.	2	Second Quarter 2022

•Canada's Got Talent was Citytv's most-viewed original series in over a decade, reaching more than 7.6 million Canadians over its run.
•Launched Wager Week, a multi-platform introduction to Sportsnet's sports betting content brand, SN Bets, across television, audio, social, digital, and web channels during April.

Improve execution and deliver strong financial performance across all lines of business
•Generated total service revenue of $3,443 million, up 10%; adjusted EBITDA of $1,592 million, up 16%; and net income of $409 million, up 35%.
•Attracted 122,000 net postpaid mobile phone subscribers, up from 60,000 last year, with churn of 0.68%.
•Generated free cash flow of $344 million, up 14%, and cash provided by operating activities of $1,319 million, up 30%.
•Published our 2021 ESG Report and related disclosures; our disclosure aligns to Global Reporting Initiative (GRI) core reporting requirements, Sustainability Accounting Standards Board (SASB) standards, Task Force on Climate-Related Financial Disclosures (TCFD), and the United Nations Sustainable Development Goals (UN SDGs).

Rogers Communications Inc.	3	Second Quarter 2022

Quarterly Financial Highlights

Revenue
Total revenue and total service revenue increased by 8% and 10%, respectively, this quarter, driven primarily by revenue growth in our Wireless and Media businesses.

Wireless service revenue increased by 11% this quarter, primarily as a result of higher roaming revenue associated with significantly increased travel, as COVID-19-related global travel restrictions were less strict than last year, and a larger postpaid mobile phone subscriber base. Wireless equipment revenue decreased by 6%, as a result of fewer device upgrades by existing subscribers and fewer of our new subscribers purchasing devices.

Cable service revenue increased by 3% this quarter, primarily as a result of service pricing changes in the first quarter, and increases in our retail Internet and Video subscriber bases, partially offset by declines in our Home Phone and Smart Home Monitoring subscriber bases.

Media revenue increased by 21% this quarter as a result of higher Toronto Blue Jays™ revenue due to their return to the Rogers Centre™ at the beginning of this season and higher advertising revenue, partially offset by lower Today's Shopping Choice™ revenue.

Adjusted EBITDA and margins
Consolidated adjusted EBITDA increased 16% this quarter and our adjusted EBITDA margin increased by 280 basis points primarily due to increases in Wireless, Cable, and Media adjusted EBITDA.

Wireless adjusted EBITDA increased by 11%, primarily as a result of the flow-through of revenue growth. This gave rise to an adjusted EBITDA service margin of 62.4%.

Cable adjusted EBITDA increased by 6%, primarily as a result of the flow-through of revenue growth. This gave rise to an adjusted EBITDA margin of 50.0%.

Media adjusted EBITDA increased by $77 million this quarter, primarily due to higher revenue as discussed above, partially offset by higher Toronto Blue Jays player payroll and other operating costs as a result of increased activities as COVID-19 restrictions were removed.

Net income and adjusted net income
Net income and adjusted net income increased this quarter by 35% and 20%, respectively, primarily as a result of higher adjusted EBITDA partially offset by higher finance costs.

Cash flow and available liquidity
This quarter, we generated cash flow from operating activities of $1,319 million, up 30%, as a result of higher adjusted EBITDA. We also generated free cash flow of $344 million, up 14%, primarily as a result of higher adjusted EBITDA, partially offset by higher interest on borrowings, including borrowings associated with the Transaction.

As at June 30, 2022, we had $3.8 billion of available liquidity2 (December 31, 2021 - $4.2 billion), including $0.7 billion in cash and cash equivalents. We also held $13.1 billion in restricted cash and cash equivalents that will be used to partially fund the cash consideration of the Transaction (see "Managing our Liquidity and Financial Resources" in our Q2 2022 MD&A).

We also returned $252 million in dividends to shareholders this quarter and we declared a $0.50 per share dividend on July 26, 2022.

2 Available liquidity is a capital management measure. See "Non-GAAP and Other Financial Measures" and "Financial Condition" in our Q2 2022 MD&A for more information about this measure, available at www.sedar.com.

Rogers Communications Inc.	4	Second Quarter 2022

Shaw Transaction

On March 15, 2021, we announced an agreement with Shaw to acquire all of Shaw's issued and outstanding Class A Participating Shares and Class B Non-Voting Participating Shares for a price of $40.50 per share in cash, with the exception of the shares held by the Shaw Family Living Trust, the controlling shareholder of Shaw, and related persons (Shaw Family Shareholders). The Shaw Family Shareholders will receive 60% of the consideration for their shares in the form of RCI Class B Non-Voting common shares on the basis of the volume-weighted average trading price for such shares for the ten trading days ended March 12, 2021, and the balance in cash. The Transaction is valued at approximately $26 billion, including the assumption of approximately $6 billion of Shaw debt.

The Transaction will be implemented through a court-approved plan of arrangement under the Business Corporations Act (Alberta). The Transaction is subject to other customary closing conditions, including receipt of applicable approvals under the Competition Act (Canada) and the Radiocommunication Act (Canada) (collectively, Key Regulatory Approvals). Rogers, Shaw, and the Shaw Family Living Trust have agreed to extend the outside date for the Transaction to December 31, 2022 (which outside date may be further extended to January 31, 2023 at the option of Rogers or Shaw, provided Rogers has committed financing available to complete the Transaction). See "Regulatory Developments".

Financing
In connection with the Transaction, we entered into a binding commitment letter for a committed credit facility with a syndicate of banks in an original amount up to $19 billion. During the second quarter of 2021, we entered into a $6 billion non-revolving credit facility (term loan facility) related to the Transaction, which reduced the amount available under the committed credit facility to $13 billion. During the first quarter of 2022, we issued US$7.05 billion and $4.25 billion of senior notes (Shaw senior note financing), which reduced the amount available under the committed credit facility to nil and the facility was terminated. The arrangement agreement between Rogers and Shaw requires us to maintain sufficient liquidity to ensure we are able to fund the Transaction upon closing and, as a result of the termination of the committed credit facility, we have restricted the use of $13,131 million in funds, which are recognized as "restricted cash and cash equivalents" on our second quarter interim condensed consolidated statement of financial position. These funds have been invested in short-term, highly liquid investments such as bank term deposits and Canadian federal and provincial government bonds and are readily convertible to cash. The senior notes (except the $1.25 billion senior notes due 2025) also contain a "special mandatory redemption" provision, which requires them to be redeemed at 101% of face value (plus accrued interest) if the Transaction is not consummated prior to December 31, 2022. See "Managing our Liquidity and Financial Resources" in our Q2 2022 MD&A for more information on the committed facility and our restricted cash and cash equivalents balance.

We also expect that RCI will either assume Shaw's senior notes or provide a guarantee of Shaw's payment obligations under those senior notes upon closing the Transaction and, in either case, Rogers Communications Canada Inc. (RCCI) will guarantee Shaw's payment obligations under those senior notes.

Regulatory approval status
On March 24, 2022, the Canadian Radio-television and Telecommunications Commission (CRTC) approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications that are detailed in "Regulatory Developments". The CRTC approval only relates to the broadcasting elements of the Transaction.

On May 9, 2022, the Competition Bureau (Bureau) announced it had filed applications to the Competition Tribunal (Tribunal) opposing the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction could be decided. See "Regulatory Developments".

On June 17, 2022, we announced a divestiture agreement with Shaw and Quebecor Inc. (Quebecor) for the sale of Freedom Mobile Inc. (Freedom) to Quebecor (Freedom Transaction). The agreement provides for the sale of all Freedom-branded wireless and Internet customers and all of Freedom's infrastructure, spectrum licences, and retail locations. The Freedom Transaction also includes long-term agreements to provide transport (including backhaul and backbone), roaming, and other services to Quebecor. Rogers and Quebecor will provide each other with customary transition services as necessary to operate Freedom's business for a reasonable period of time post-closing and to facilitate the separation of Freedom's business from the other businesses and operations of Shaw and its affiliates. The agreement does not contemplate the divestiture of Shaw Mobile-branded wireless subscribers. Under the terms of the agreement, Quebecor has agreed to pay $2.85 billion on a cash-free, debt-free basis.

The Freedom Transaction is conditional, among other things, on the completion of the Transaction, clearance under the Competition Act (Canada), and the approval of the Minister of Innovation, Science and Industry and would close substantially concurrently with closing of the Transaction.

Rogers Communications Inc.	5	Second Quarter 2022

Rogers and Shaw intend to continue to seek opportunities to work constructively with the Bureau in an effort to reach a negotiated settlement, which offers the most expeditious path forward to closing the Transaction and delivering its benefits to Canadians.

The Transaction continues to be reviewed by the Bureau and Innovation, Science and Economic Development Canada (ISED Canada).

Rogers Communications Inc.	6	Second Quarter 2022

About Rogers

Rogers is a leading Canadian technology and media company that provides world-class communications services and entertainment to consumers and businesses on our award-winning networks. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. Today, we are dedicated to providing industry-leading wireless, cable, sports, and media to millions of customers across Canada. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Paul Carpino	Chloe Luciani-Girouard
647.435.6470	647.241.3946
paul.carpino@rci.rogers.com	chloe.luciani@rci.rogers.com

Quarterly Investment Community Teleconference

Our second quarter 2022 results teleconference with the investment community will be held on:
•July 27, 2022
•8:00 a.m. Eastern Time
•webcast available at investors.rogers.com
•media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, environmental, social, and governance (ESG) reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	7	Second Quarter 2022

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and six months ended June 30, 2022, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Second Quarter 2022 Interim Condensed Consolidated Financial Statements (Second Quarter 2022 Interim Financial Statements) and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2021 Annual MD&A; our 2021 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with IFRS as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2022, we changed the way in which we report certain subscriber metrics in both our Wireless and Cable segments such that we began presenting postpaid mobile phone subscribers, prepaid mobile phone subscribers, and mobile phone ARPU in our Wireless segment. We also no longer report blended average billings per unit (ABPU). In Cable, we began presenting retail Internet, Video (formerly Television), Smart Home Monitoring, and Home Phone subscribers. These changes are a result of shifts in the ways in which we manage our business, including the significant adoption of our wireless device financing program, and to better align with industry practices. See "Results of our Reportable Segments" and "Key Performance Indicators" for more information. We have retrospectively amended our 2021 comparative segment results to account for this redefinition.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2021 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts in this earnings release are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. This earnings release is current as at July 26, 2022 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this earnings release, this quarter, the quarter, or second quarter refer to the three months ended June 30, 2022, first quarter refers to the three months ended March 31, 2022, and year to date refers to the six months ended June 30, 2022 unless the context indicates otherwise. All results commentary is compared to the equivalent period in 2021 or as at December 31, 2021, as applicable, unless otherwise indicated. References to COVID-19 are to the pandemic from the outbreak of this virus and to its associated impacts in the jurisdictions in which we operate and globally, as applicable.

™Rogers and related marks are trademarks of Rogers Communications Inc. or an affiliate, used under licence. All other brand names, logos, and marks are trademarks and/or copyright of their respective owners. ©2022 Rogers Communications

Rogers Communications Inc.	8	Second Quarter 2022

Reportable segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television and other video (Video), telephony (Home Phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the business, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, and digital media.

Wireless and Cable are operated by our wholly owned subsidiary, RCCI, and certain of our other wholly owned subsidiaries. Media is operated by our wholly owned subsidiary, Rogers Media Inc., and its subsidiaries.

Rogers Communications Inc.	9	Second Quarter 2022

Summary of Consolidated Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins and per share amounts)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Wireless	2,212	2,064	7		4,352	4,138	5
Cable	1,041	1,013	3		2,077	2,033	2
Media	659	546	21		1,141	986	16
Corporate items and intercompany eliminations	(44)	(41)	7		(83)	(87)	(5)
Revenue	3,868	3,582	8		7,487	7,070	6
Total service revenue [1]	3,443	3,131	10		6,639	6,152	8

Adjusted EBITDA
Wireless	1,118	1,008	11		2,203	2,021	9
Cable	520	492	6		1,071	979	9
Media	2	(75)	n/m		(64)	(134)	(52)
Corporate items and intercompany eliminations	(48)	(51)	(6)		(79)	(101)	(22)
Adjusted EBITDA	1,592	1,374	16		3,131	2,765	13
Adjusted EBITDA margin [2]	41.2%	38.4%	2.8	pts	41.8%	39.1%	2.7	pts

Net income	409	302	35		801	663	21
Basic earnings per share	$0.81	$0.60	35		$1.59	$1.31	21
Diluted earnings per share	$0.76	$0.60	27		$1.57	$1.31	20

Adjusted net income [2]	463	387	20		925	781	18
Adjusted basic earnings per share [2]	$0.92	$0.77	19		$1.83	$1.55	18
Adjusted diluted earnings per share	$0.86	$0.76	13		$1.81	$1.54	18

Capital expenditures	778	719	8		1,427	1,203	19
Cash provided by operating activities	1,319	1,016	30		2,132	1,695	26
Free cash flow	344	302	14		859	696	23
Free cash flow excluding Shaw financing	451	302	49		994	696	43
n/m - not meaningful
1    As defined. See "Key Performance Indicators".
2    Adjusted EBITDA margin is a supplementary financial measure. Adjusted basic earnings per share is a non-GAAP ratio. Adjusted net income is a non-GAAP financial measure and is a component of adjusted basic earnings per share. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies. See "Non-GAAP and Other Financial Measures" in our Q2 2022 MD&A for more information about each of these measures, available at www.sedar.com.

Rogers Communications Inc.	10	Second Quarter 2022

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,791	1,616	11		3,514	3,225	9
Equipment revenue	421	448	(6)		838	913	(8)
Revenue	2,212	2,064	7		4,352	4,138	5

Operating expenses
Cost of equipment	437	455	(4)		863	921	(6)
Other operating expenses	657	601	9		1,286	1,196	8
Operating expenses	1,094	1,056	4		2,149	2,117	2

Adjusted EBITDA	1,118	1,008	11		2,203	2,021	9

Adjusted EBITDA service margin [1]	62.4%	62.4%	—	pts	62.7%	62.7%	—	pts
Adjusted EBITDA margin [2]	50.5%	48.8%	1.7	pts	50.6%	48.8%	1.8	pts
Capital expenditures	457	424	8		794	649	22
1    Calculated using service revenue.
2    Calculated using total revenue.

Wireless Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except churn and mobile phone ARPU)	2022	2021	Chg		2022	2021	Chg

Postpaid mobile phone
Gross additions	303	254	49		557	485	72
Net additions	122	60	62		188	82	106
Total postpaid mobile phone subscribers [2]	9,035	8,526	509		9,035	8,526	509
Churn (monthly)	0.68%	0.76%	(0.08	pts)	0.69%	0.80%	(0.11	pts)
Prepaid mobile phone
Gross additions	197	107	90		348	213	135
Net additions (losses)	55	(28)	83		39	(84)	123
Total prepaid mobile phone subscribers [2]	1,205	1,176	29		1,205	1,176	29
Churn (monthly)	4.05%	3.75%	0.30	pts	4.43%	4.06%	0.37	pts
Mobile phone ARPU (monthly)	$58.83	$55.67	$3.16		$58.02	$55.54	$2.48
1    Subscriber counts and subscriber churn are key performance indicators. See "Key Performance Indicators".
2    As at end of period.

Service revenue
The 11% increase in service revenue this quarter and 9% increase year to date were primarily a result of:
•higher roaming revenue associated with significantly increased travel as COVID-19-related global travel restrictions were less strict than last year; and
•a larger mobile phone subscriber base.

The 6% increase in mobile phone ARPU this quarter and 4% increase year to date were a result of the increased roaming revenue.

The increase in postpaid gross additions and the higher postpaid net additions this quarter and year to date were a result of strong execution and an increase in market activity by Canadians and increasing immigration levels with the continuing improvement of the economy as the COVID-19 environment improved.

Rogers Communications Inc.	11	Second Quarter 2022

Equipment revenue
The 6% decrease in equipment revenue this quarter and 8% decrease year to date were a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices; partially offset by
•lower promotional activity due to the increase in market activity.

Operating expenses
Cost of equipment
The 4% decrease in the cost of equipment this quarter and 6% decrease year to date were a result of:
•fewer device upgrades by existing customers; and
•fewer of our new subscribers purchasing devices.

Other operating expenses
The 9% increase in other operating expenses this quarter and 8% increase year to date were primarily a result of higher costs associated with the increased revenue, including increased roaming.

Adjusted EBITDA
The 11% increase in adjusted EBITDA this quarter and 9% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Second Quarter 2022

CABLE

Cable Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue
Service revenue	1,037	1,010	3		2,067	2,028	2
Equipment revenue	4	3	33		10	5	100
Revenue	1,041	1,013	3		2,077	2,033	2

Operating expenses	521	521	—		1,006	1,054	(5)

Adjusted EBITDA	520	492	6		1,071	979	9

Adjusted EBITDA margin	50.0%	48.6%	1.4	pts	51.6%	48.2%	3.4	pts
Capital expenditures	269	227	19		525	439	20

Cable Subscriber Results 1

	Three months ended June 30				Six months ended June 30
(In thousands, except ARPA and penetration)	2022	2021	Chg		2022	2021	Chg

Homes passed [2]	4,755	4,611	144		4,755	4,611	144
Customer relationships
Net additions	14	7	7		19	13	6
Total customer relationships [2,3]	2,603	2,543	60		2,603	2,543	60
ARPA (monthly) [4]	$133.15	$132.83	$0.32		$133.01	$133.40	($0.39)

Penetration [2]	54.7%	55.2%	(0.5	pts)	54.7%	55.2%	(0.5	pts)

Retail Internet
Net additions	26	14	12		39	30	9
Total retail Internet subscribers [2,3]	2,271	2,170	101		2,271	2,170	101
Video
Net additions (losses)	21	(4)	25		35	(16)	51
Total Video subscribers [2,3]	1,528	1,477	51		1,528	1,477	51
Smart Home Monitoring
Net losses	(3)	(6)	3		(7)	(9)	2
Total Smart Home Monitoring subscribers [2]	106	122	(16)		106	122	(16)
Home Phone
Net losses	(18)	(22)	4		(40)	(51)	11
Total Home Phone subscribers [2,3]	872	945	(73)		872	945	(73)
1    Subscriber results are key performance indicators. See "Key Performance Indicators".
2    As at end of period.
3    On March 16, 2022, we acquired approximately 3,000 retail Internet subscribers, 2,000 Video subscribers, 1,000 Home Phone subscribers, and 3,000 customer relationships as a result of our acquisition of a small regional cable company in Nova Scotia, which are not included in net additions, but do appear in the ending total balances for June 30, 2022.
4    ARPA is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2022 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

Service revenue
The 3% increase in service revenue this quarter and 2% increase year to date were a result of:
•service pricing changes in the first quarter; and
•the increase in total customer relationships over the past year, due to growth in our retail Internet and Video subscriber bases; partially offset by
•declines in our Home Phone and Smart Home Monitoring subscriber bases.

Rogers Communications Inc.	13	Second Quarter 2022

Operating expenses
Operating expenses this quarter were in line with prior year. The 5% decrease in operating expenses year to date was primarily a result of cost efficiencies, including lower content-related costs, partially due to negotiation of certain content rates with suppliers, and lower people-related costs.

Adjusted EBITDA
The 6% increase in adjusted EBITDA this quarter and 9% increase year to date were a result of the service revenue and expense changes discussed above.

Rogers Communications Inc.	14	Second Quarter 2022

MEDIA

Media Financial Results

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except margins)	2022	2021	% Chg		2022	2021	% Chg

Revenue	659	546	21		1,141	986	16
Operating expenses	657	621	6		1,205	1,120	8

Adjusted EBITDA	2	(75)	n/m		(64)	(134)	(52)

Adjusted EBITDA margin	0.3%	(13.7)%	14.0	pts	(5.6)%	(13.6)%	8.0	pts
Capital expenditures	19	36	(47)		41	54	(24)

Revenue
The 21% increase in revenue this quarter and 16% increase in revenue year to date were a result of:
•higher Toronto Blue Jays revenue, primarily as a result of the return of home games to the Rogers Centre at the beginning of the season; and
•higher advertising revenue; partially offset by
•lower Today's Shopping Choice revenue.

In addition to the items above, the year to date increase was a result of negotiation of certain content rates.

Operating expenses
The 6% increase in operating expenses this quarter and 8% increase year to date were a result of:
•higher Toronto Blue Jays expenses, including player payroll, and game day costs due to the return to the Rogers Centre; and
•higher production and other general operating costs as a result of increased activities as COVID-19 restrictions were removed.

Adjusted EBITDA
The increases in adjusted EBITDA this quarter and year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	15	Second Quarter 2022

CAPITAL EXPENDITURES

	Three months ended June 30				Six months ended June 30
(In millions of dollars, except capital intensity)	2022	2021	% Chg		2022	2021	% Chg

Wireless	457	424	8		794	649	22
Cable	269	227	19		525	439	20
Media	19	36	(47)		41	54	(24)
Corporate	33	32	3		67	61	10

Capital expenditures [1]	778	719	8		1,427	1,203	19

Capital intensity [2]	20.1%	20.1%	—	pts	19.1%	17.0%	2.1	pts
1    Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences, additions to right-of-use assets, or assets acquired through business combinations.
2    Capital intensity is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2022 MD&A for an explanation as to the composition of this measure, available at www.sedar.com.

One of our focus areas for the year is to deliver world-class connectivity to Canadian consumers and businesses. To do this, we expect to spend more on our wireless and wireline networks this year than we have in the past several years. This year, we will continue to roll out our 5G network, the largest 5G network in Canada, across the country. We will also continue to invest in fibre deployments, including fibre-to-the-home (FTTH), in our cable network and we will expand our network footprint to reach more homes and businesses. As a result of the network outage in July 2022, we will direct capital expenditures to strengthen the resilience of our networks and we will continue to make significant investments in our networks to strengthen our technology systems, increase network stability for our customers, and enhance our testing.

These investments will help us bridge the digital divide and expand our network to underserved areas through participation in various programs and projects. To connect these underserved areas, we are deploying unified access transport technology, which allows wireline and wireless networks to converge over a unified Internet protocol and optical transport network.

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network. We deployed 3500 MHz spectrum licences in several cities across Canada, including, among others, Toronto, Montreal, Vancouver, Calgary, Edmonton, and Halifax. We continued to emphasize our 5G deployments in the 600 MHz band and preparing our network to deploy more 3500 MHz spectrum licences later this year.

Cable
The increases in capital expenditures in Cable this quarter and year to date reflect continued investments in our network infrastructure, including additional fibre deployments to increase our FTTH distribution. These upgrades will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more engaging customer experience as we progress in our connected home roadmap, including service footprint expansion and upgrades to our DOCSIS 3.1 platform to evolve to DOCSIS 4.0, to offer increased download speeds over time.

Media
The decreases in capital expenditures in Media this quarter and year to date were primarily a result of lower broadcast infrastructure expenditures, relating to investments in new production studios.

Capital intensity
Capital intensity was stable this quarter. Capital intensity increased year to date as a result of higher capital expenditures, partially offset by higher revenue, as discussed above.

Rogers Communications Inc.	16	Second Quarter 2022

Regulatory Developments

See our 2021 Annual MD&A for a discussion of the significant regulations that affected our operations as at March 3, 2022. The following are the significant regulatory developments since that date.

Matters associated with network outage
On July 11, 2022, in response to the network outage that occurred on July 8, 2022, the Minister for Innovation, Science and Industry announced he had directed the major telecommunications companies in Canada to improve the resilience and reliability of their networks by ensuring formal arrangements are in place within 60 days that will address (i) emergency roaming, (ii) mutual assistance during outages, and (iii) a communication protocol to better inform the public and authorities during telecommunications emergencies.

Further, on July 12, 2022, the CRTC issued a request for information asking us to respond to detailed questions and provide a comprehensive explanation regarding the network outage. The CRTC has requested a detailed account as to why and how this network outage happened, as well as what measures we will put in place to prevent future outages. On July 22, 2022, we provided responses to the CRTC's questions.

On July 15, 2022, the House of Commons Standing Committee on Industry and Technology announced it will study the network outage, including the underlying causes and its impact on families, consumers, and businesses. The committee held meetings during July 2022 during which representatives from Rogers, amongst others, appeared.

3800 MHz spectrum licence auction
On June 30, 2022, ISED Canada released its Policy and Licensing Framework for Spectrum in the 3800 MHz Band, laying out the rules for the upcoming auction. The 3800 MHz band, along with the 3500 MHz band that was auctioned in 2021, is key to supporting strong 5G networks. The auction is expected to begin in October 2023. The rules include measures such as (i) imposing a 100 MHz cap on large national providers (i.e. Rogers, Bell, and Telus) as to how much combined 3500 MHz and 3800 MHz spectrum they can acquire; (ii) reserving a total of 150 MHz across the 3500 MHz and 3800 MHz spectrum bands for smaller competitors; and (iii) implementing strong deployment requirements requiring spectrum won at auction to be deployed within a certain timeframe or risk losing the licences.

Competition Bureau review of the Transaction
On May 9, 2022, the Bureau announced it had filed applications to the Tribunal challenging the Transaction and requesting an injunction to prevent closing of the Transaction until the Bureau's application to challenge the Transaction can be decided. The Bureau's concerns relate to the impact of the Transaction on competition for wireless services in Canada. More specifically, the Bureau alleges that the Transaction would significantly decrease competition in the wireless market in Canada. On May 30, 2022, Rogers and Shaw agreed with the Bureau that we would not seek to close the Transaction until we reached an agreement with the Bureau or the Tribunal rules in our favour. On June 3, 2022, Rogers and Shaw filed responses opposing the Bureau's application to challenge the Transaction, including a proposal for a full divestiture of Freedom Mobile (as subsequently agreed to with Quebecor through the proposed Freedom Transaction), which would allow a strong fourth wireless carrier to be maintained.

While the Freedom Transaction provides the basis to explore settlement negotiations with the Bureau, Rogers and Shaw are also taking the necessary steps to oppose the Bureau's application to challenge the Transaction. On June 16, 2022, the Bureau filed its reply to our June 3 responses. On June 17, 2022, the Tribunal issued an order setting the schedule for its consideration of the Bureau's application. Should it be required, the Tribunal hearing is expected to occur in November and December 2022.

On June 23, 2022, Rogers and Shaw confirmed to the Tribunal that we intended to mediate in the first scheduled mediation period, July 4 and 5, 2022. The early mediation did not result in a resolution of the Bureau's concerns about the Transaction.

On July 4, 2022, the Attorney General of Alberta announced that it will intervene in the Tribunal proceedings and that it was not taking a position at this time. On July 8, 2022, Videotron Ltd. filed a motion seeking intervenor status in the Tribunal litigation to support Rogers' and Shaw's positions.

Rogers Communications Inc.	17	Second Quarter 2022

CRTC review of the Transaction
On March 24, 2022, the CRTC approved our acquisition of Shaw's broadcasting services, subject to a number of conditions and modifications, including:
•the contribution of $27.2 million in benefits to the broadcasting system through various initiatives and funds, including those that support the production of content by Indigenous producers and members of equity-seeking groups;
•annual reporting on our commitments to increase our support for local news, including by employing more journalists at our Citytv™ stations across the country and by producing an additional 48 news specials each year that reflect local communities;
•the distribution of at least 45 independent English- and French-language services on each of our cable and satellite services; and
•safeguards to ensure that cable providers relying on signals delivered by us will continue to be able to serve their communities, including those in rural and remote areas.

On April 27, 2022, the National Pensioners Federation and Public Interest Advocacy Centre (NPF-PIAC) filed a petition to the federal Cabinet requesting the CRTC decision be set aside or referred back to the CRTC for reconsideration and hearing. On June 22, 2022, Cabinet declined to consider the NPF-PIAC petition.

The CRTC approval only relates to the broadcasting elements of the Transaction. The Transaction continues to be reviewed by the Bureau and ISED Canada.

Updates to Risks and Uncertainties

See our 2021 Annual MD&A for a discussion of the principal risks and uncertainties that could have a material adverse effect on our business and financial results as at March 3, 2022, which should be reviewed in conjunction with this earnings release. The following factors may contribute to those risks and uncertainties.

Shaw Transaction
The Transaction with Shaw is subject to a number of additional risks that are disclosed in our 2021 Annual MD&A, many of which are outside the control of Rogers and Shaw. Updates and additions to these risks are described below.

Key Regulatory Approvals and other conditions
In connection with obtaining the Key Regulatory Approvals, divestitures and/or other actions are expected to be required by the relevant regulatory or governmental authorities. To that end, Rogers, Shaw, and Quebecor announced the Freedom Transaction on June 17, 2022. The Freedom Transaction is subject to clearance under the Competition Act and approval by ISED Canada and is conditional on our ability to close the Transaction. If the Bureau does not approve the Freedom Transaction as currently contemplated, the likelihood of reaching a negotiated settlement with the Bureau will be significantly reduced, in which case we will only be permitted to close the Transaction if we are successful in opposing the Bureau's application to the Tribunal and in obtaining ISED Canada approval for the transfer of spectrum licences.

Although we believe the Bureau's application should be dismissed by the Tribunal, the outcome of a Tribunal hearing, including any associated appeals, is inherently uncertain and could (i) significantly delay either the closing or termination of the Transaction or (ii) prevent the closing of the Transaction entirely, in each case with a corresponding material, adverse impact to our business, financial condition, results of operations, and cash flows.

The time required to address the Bureau's concerns and agree on the terms of a negotiated settlement with the Bureau (or any associated litigation, including the Tribunal hearing), as well as to obtain ISED Canada approval, and any appeals of the outcomes of these processes, is uncertain and could result in further delays in, or prevent, the closing of the Transaction.

Replacement or extension of existing financing for the Transaction
In order to finance a portion of the cash consideration for the Transaction, we have issued $13.3 billion of senior notes. Each of these senior notes (except the $1.25 billion notes due 2025) contains a "special mandatory redemption" provision, which requires them to be redeemed at 101% of face value (plus accrued interest) if, among other things, the Transaction is not consummated prior to December 31, 2022. In order to maintain the necessary funding to pay for the Transaction if closing was to be delayed beyond this outside date, we may need to (i) replace all or a portion of the applicable senior notes with alternative sources of funding or (ii) obtain a consent from the holders of the applicable senior notes to extend the outside date for consummating the Transaction in the special mandatory redemption provisions. The adverse impact on our financial condition and cash flows from any such

Rogers Communications Inc.	18	Second Quarter 2022

action may be material and there is no guarantee we would be able to obtain alternative sources of funding or the necessary consents, as applicable, on commercially acceptable terms or at all.

July 2022 network outage
As a result of the network outage that occurred on July 8, 2022, three applications were filed in the Quebec Superior Court seeking authorization to commence a class action against Rogers in relation to this network outage. Each application seeks to institute a class action on behalf of all persons in Quebec who, among other things, experienced a wireless or wireline service interruption as a result of, or were otherwise impacted by, the outage. Each application also claims various damages, including, among others, contractual damages, damages for lost profits, and punitive damages.

At this time, we are unable to assess the likelihood of success of the above applications, or predict the magnitude of any liability we might incur by virtue of the claims underlying those applications or any corresponding or similar claims that may be brought against us in the future. As such, we have not recognized a liability for this contingency. If successful, one or more of those claims could have a material adverse effect on our business, financial results, or financial condition. It is also possible that similar or corresponding claims could be filed in other jurisdictions.

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2021 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators, some of which are non-GAAP or other financial measures (see "Non-GAAP and Other Financial Measures" in our Q2 2022 MD&A), are not measurements in accordance with IFRS. They include:
•subscriber counts;
•Wireless;
•Cable; and
•homes passed (Cable);
•Wireless subscriber churn (churn);
•Wireless mobile phone average revenue per user
(ARPU);
•Cable average revenue per account (ARPA);
•Cable customer relationships;
•Cable market penetration (penetration);
•capital intensity; and
•total service revenue.

Effective January 1, 2022, we are disclosing mobile phone subscribers in Wireless, which represent devices with voice-only or voice-and-data plans. Our previous definition included devices on data-only plans and customers who subscribe to our wireless home phone service. As a result, our definition of ARPU has also shifted to mobile phone ARPU. We also no longer report blended ABPU given the significant adoption of our wireless device financing program resulting in this metric being less meaningful.

In Cable, we have adjusted our definition of an Internet subscriber such that it only includes retail Internet subscribers, representing customers who have Internet service installed and operating, and are being billed directly by us. Our previous definition included third-party Internet access subscribers and Smart Home Monitoring subscribers. We also began reporting Video (consisting of Ignite TV and legacy Television subscribers), Smart Home Monitoring, and Home Phone subscribers in separate categories. Our updated definitions are as follows:

Subscriber counts
Subscriber count (Wireless)
•A wireless subscriber is represented by each identifiable telephone number.
•We report wireless subscribers in two categories: postpaid mobile phone and prepaid mobile phone. Postpaid and prepaid include voice-only subscribers and subscribers with service plans including both voice and data.
•Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•Wireless prepaid subscribers are considered active for a period of 90 days from the date of their last revenue-generating usage.

Subscriber count (Cable)
•Cable retail Internet, Video, and Smart Home Monitoring subscribers are represented by a dwelling unit; Cable Home Phone subscribers are represented by line counts.
•When there is more than one unit in a single dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant's rent. Institutional units, such as hospitals or hotels, are each considered one subscriber.

Rogers Communications Inc.	19	Second Quarter 2022

•Cable retail Internet, Video, Smart Home Monitoring, and Home Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.
•Subscriber counts exclude certain business services delivered over our fibre network and data centre infrastructure, and circuit-switched local and long distance voice services and legacy data services where access is delivered using leased third-party network elements and tariffed ILEC services.

Mobile phone average revenue per user (Wireless)
Mobile phone ARPU helps us identify trends and measure our success in attracting and retaining higher-value subscribers. Mobile phone ARPU is a supplementary financial measure. See "Non-GAAP and Other Financial Measures" in our Q2 2022 MD&A for an explanation as to the composition of this measure.

Non-GAAP and Other Financial Measures

Reconciliation of adjusted EBITDA

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021

Net income	409	302	801	663
Add:
Income tax expense	135	111	288	239
Finance costs	357	206	615	424
Depreciation and amortization	638	647	1,284	1,285
EBITDA	1,539	1,266	2,988	2,611
Add (deduct):
Other income	(18)	(7)	(24)	(6)
Restructuring, acquisition and other	71	115	167	160

Adjusted EBITDA	1,592	1,374	3,131	2,765

Reconciliation of adjusted net income

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021

Net income	409	302	801	663
Add (deduct):
Restructuring, acquisition and other	71	115	167	160
Income tax impact of above items	(17)	(30)	(43)	(42)

Adjusted net income	463	387	925	781

Rogers Communications Inc.	20	Second Quarter 2022

Reconciliation of free cash flow excluding Shaw financing

	Three months ended June 30		Six months ended June 30
(In millions of dollars)	2022	2021	2022	2021

Cash provided by operating activities	1,319	1,016	2,132	1,695
Add (deduct):
Capital expenditures	(778)	(719)	(1,427)	(1,203)
Interest on borrowings, net and capitalized interest	(325)	(178)	(560)	(366)
Interest paid	227	198	441	414
Restructuring, acquisition and other	71	115	167	160
Program rights amortization	(19)	(16)	(39)	(36)
Change in net operating assets and liabilities	(216)	(194)	105	(7)
Other adjustments [1]	65	80	40	39

Free cash flow	344	302	859	696
Add (deduct):
Interest on Shaw senior note financing	138	—	169	—
Interest earned on restricted cash and cash equivalents	(31)	—	(34)	—

Free cash flow excluding Shaw financing	451	302	994	696
1    Other adjustments consists of post-employment benefit contributions, net of expense, cash flows relating to other operating activities, and other (income) expense from our financial statements.

Rogers Communications Inc.	21	Second Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of Canadian dollars, except per share amounts, unaudited)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021

Revenue	3,868	3,582	7,487	7,070

Operating expenses:
Operating costs	2,276	2,208	4,356	4,305
Depreciation and amortization	638	647	1,284	1,285
Restructuring, acquisition and other	71	115	167	160
Finance costs	357	206	615	424
Other income	(18)	(7)	(24)	(6)

Income before income tax expense	544	413	1,089	902
Income tax expense	135	111	288	239

Net income for the period	409	302	801	663

Earnings per share:
Basic	$0.81	$0.60	$1.59	$1.31
Diluted	$0.76	$0.60	$1.57	$1.31

Rogers Communications Inc.	22	Second Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of Canadian dollars, unaudited)

	As at June 30	As at December 31
	2022	2021

Assets
Current assets:
Cash and cash equivalents	665	715
Restricted cash and cash equivalents	13,131	—
Accounts receivable	3,621	3,847
Inventories	451	535
Current portion of contract assets	112	115
Other current assets	501	497
Current portion of derivative instruments	230	120
Total current assets	18,711	5,829

Property, plant and equipment	15,012	14,666
Intangible assets	12,258	12,281
Investments	2,249	2,493
Derivative instruments	1,345	1,431
Financing receivables	690	854
Other long-term assets	479	385
Goodwill	4,025	4,024

Total assets	54,769	41,963

Liabilities and shareholders' equity
Current liabilities:
Short-term borrowings	2,836	2,200
Accounts payable and accrued liabilities	2,970	3,416
Income tax payable	159	115
Other current liabilities	191	607
Contract liabilities	384	394
Current portion of long-term debt	644	1,551
Current portion of lease liabilities	345	336
Total current liabilities	7,529	8,619

Provisions	51	50
Long-term debt	30,812	17,137
Lease liabilities	1,652	1,621
Other long-term liabilities	489	565
Deferred tax liabilities	3,419	3,439
Total liabilities	43,952	31,431

Shareholders' equity	10,817	10,532

Total liabilities and shareholders' equity	54,769	41,963

Rogers Communications Inc.	23	Second Quarter 2022

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of Canadian dollars, unaudited)

	Three months ended June 30		Six months ended June 30
	2022	2021	2022	2021
Operating activities:
Net income for the period	409	302	801	663
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	638	647	1,284	1,285
Program rights amortization	19	16	39	36
Finance costs	357	206	615	424
Income tax expense	135	111	288	239
Post-employment benefits contributions, net of expense	(69)	(107)	(63)	(91)
Other	(14)	20	(1)	46
Cash provided by operating activities before changes in net operating assets and liabilities, income taxes paid, and interest paid	1,475	1,195	2,963	2,602
Change in net operating assets and liabilities	216	194	(105)	7
Income taxes paid	(145)	(175)	(285)	(500)
Interest paid	(227)	(198)	(441)	(414)

Cash provided by operating activities	1,319	1,016	2,132	1,695

Investing activities:
Capital expenditures	(778)	(719)	(1,427)	(1,203)
Additions to program rights	(10)	(11)	(22)	(23)
Changes in non-cash working capital related to capital expenditures and intangible assets	76	148	(96)	32
Acquisitions and other strategic transactions, net of cash acquired	—	—	(9)	—
Other	49	22	61	16

Cash used in investing activities	(663)	(560)	(1,493)	(1,178)

Financing activities:
Net proceeds received from (repayment of) short-term borrowings	108	(25)	611	(3)
Net (repayment) issuance of long-term debt	(600)	—	12,711	(1,450)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	20	(3)	(54)	(5)
Transaction costs incurred	—	(11)	(169)	(11)
Principal payments of lease liabilities	(76)	(61)	(153)	(123)
Dividends paid	(252)	(252)	(504)	(504)

Cash (used in) provided by financing activities	(800)	(352)	12,442	(2,096)

Change in cash and cash equivalents and restricted cash and cash equivalents	(144)	104	13,081	(1,579)
Cash and cash equivalents and restricted cash and cash equivalents, beginning of period	13,940	801	715	2,484

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,796	905	13,796	905

Cash and cash equivalents	665	905	665	905
Restricted cash and cash equivalents	13,131	—	13,131	—

Cash and cash equivalents and restricted cash and cash equivalents, end of period	13,796	905	13,796	905

Rogers Communications Inc.	24	Second Quarter 2022

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information
•typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions;
•includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, among others:
•revenue;
•total service revenue;
•adjusted EBITDA;
•capital expenditures;
•cash income tax payments;
•free cash flow;
•dividend payments;
•the growth of new products and services;
•expected growth in subscribers and the services to which they subscribe;
•the cost of acquiring and retaining subscribers and deployment of new services;
•continued cost reductions and efficiency improvements;
•our debt leverage ratio;
•statements relating to plans we have implemented in response to COVID-19 and its impact on us;
•the expected timing and completion of the Transaction and the Freedom Transaction, including the associated processes and timelines to obtain the Key Regulatory Approvals;
•the benefits expected to result from the Transaction, including corporate, operational, scale, and other synergies, and their anticipated timing;
•the terms and conditions of the Freedom Transaction; and
•all other statements that are not historical facts.

Our conclusions, forecasts, and projections are based on a number of estimates, expectations, assumptions, and other factors, including, among others:
•general economic and industry conditions;
•currency exchange rates and interest rates;
•product pricing levels and competitive intensity;
•subscriber growth;
•pricing, usage, and churn rates;
•changes in government regulation;
•technology and network deployment;
•availability of devices;
•timing of new product launches;
•content and equipment costs;
•the integration of acquisitions;
•industry structure and stability; and
•the impact of COVID-19 on our operations, liquidity, financial condition, or results.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:
•regulatory changes;
•technological changes;
•economic, geopolitical, and other conditions affecting commercial activity;
•unanticipated changes in content or equipment costs;
•changing conditions in the entertainment, information, and communications industries;
•sports-related work stoppages or cancellations and labour disputes;
•the integration of acquisitions;
•litigation and tax matters;
•the level of competitive intensity;
•the emergence of new opportunities;
•external threats, such as epidemics, pandemics, and other public health crises, natural disasters,

Rogers Communications Inc.	25	Second Quarter 2022

the effects of climate change, or cyberattacks, among others;
•risks related to the Transaction and the Freedom Transaction, including the timing, receipt, and conditions of the Key Regulatory Approvals; satisfaction of the various conditions to close the Transaction and the Freedom Transaction; financing the Transaction; and the anticipated benefits of the Transaction and the successful integration of the businesses and operations of Rogers and Shaw; and the other risks outlined in "Updates to Risks and Uncertainties - Shaw Transaction" in our Q2 2022 MD&A; and
•new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, its operations, and its financial performance and condition, fully review the sections of this earnings release entitled "Regulatory Developments" and fully review the sections in our 2021 Annual MD&A entitled "Regulation in our Industry" and "Environmental, Social, and Governance (ESG)", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to sedar.com, sec.gov, our website, or any other website referenced in this document is not part of or incorporated into this earnings release.

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Rogers Communications Inc.	26	Second Quarter 2022